                                               -------------------------------
                                                      OMB APPROVAL
                                               -------------------------------
                                               OMB Number:  3235-0145
                                               Expires:  December 31, 1997
                                               Estimated average burden
                                               hours  per response. . . .14.90
                                               -------------------------------

                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ______) *

                          BA Merchant Services, Inc.
                          --------------------------
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                        ------------------------------
                        (Title of Class of Securities)

                                  055239-10-7
                                --------------
                                (CUSIP Number)


         Cheryl Sorokin, Group Executive Vice President and Secretary
            Bank of America National Trust and Savings Association
                       555 California Street, 6th Floor
                       San Francisco, California  94104
                                (415) 622-2091
        ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 30, 1997
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.   055239-10-7
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                        BankAmerica Corporation
     S.S. or I.R.S. IDENTIFICATION NO.               I.R.S. Number 94-1681731
     OF ABOVE PERSON
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      00

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                  0

                        -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER 32,400,000
    SHARES
 BENEFICIALLY
   OWNED BY             -------------------------------------------------------
     EACH                9    SOLE DISPOSITIVE POWER
                                                  0

                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER 32,400,000


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,400,000

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.6%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     HC

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D

CUSIP No.   055239-10-7
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                  Bank of America National Trust
     S.S. or I.R.S. IDENTIFICATION NO.         & Savings Association
     OF ABOVE PERSON                           I.R.S. Number 94-1687665
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      00

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION    UNITED STATES OF AMERICA

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                     0

                        -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER    32,400,000
    SHARES
 BENEFICIALLY
   OWNED BY             -------------------------------------------------------
     EACH                9    SOLE DISPOSITIVE POWER
                                                     0

                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER   32,400,000


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   32,400,000

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.6%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     BK

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

Item 1.  SECURITY AND ISSUER

     Class A Common Stock
     BA Merchant Services, Inc. (BAMS)
     One South Van Ness Avenue
     San Francisco, California 94103


Item 2.  IDENTITY AND BACKGROUND

     BankAmerica Corporation (BAC) is incorporated in the state of Delaware. Its principal business is a bank holding company. The address of its principal place of business and principal office is: 555 California Street, San Francisco, California, 94104.

     Bank of America National Trust & Savings Association (BofA) is a national banking association organized and existing under the laws of the United States of America. Its principal business is banking. The address of its principal place of business and principal office is: 555 California Street, San Francisco, California, 94104.

     During the last five years, neither BAC nor BofA nor, to the best of their knowledge, any person named in Schedules A or B attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Because of the nature of their businesses, both BAC and BofA are subject to various threatened or pending legal actions, including (without limitation) civil and administrative litigation and other proceedings before courts, arbitration tribunals, administrative agencies and regulatory bodies. Certain of such actions may involve, among others, claims under antitrust, unfair competition, fraud, unfair labor practices or discrimination laws. Any litigation deemed material to BAC or the Bank is disclosed in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of BAC, and from time to time in Current Reports on Form 8-K. No adverse findings, consent decrees or adverse final actions of the type mentioned in this question were disclosed in BAC's Form 10-K for the year ended December 31, 1996 or in the Forms 10-Q for the quarters ended March 31 or June 30, 1997 or in any Current Report on Form 8-K filed during 1997 to date. BAC filed a Current Report on Form 8-K dated May 5, 1997 in which it reported that the Bank had been sued by the City of San Francisco and several related public entities, and by the State of California, in an action entitled State of California, etc. ex rel Stull. v. Bank of America
                      ----------------------------------------------------------
NT&SA, et al. (No. 968-484).  The case was instituted on April 1, 1995 in the
-------------
Superior Court for the City and County of San Francisco. The City of San Francisco and related public entitles intervened in the case on May 1, 1997, and the State of California took over prosecution of the case on May 5, 1997. The chief allegation of this suit is that the Bank retained unclaimed funds related to bonds and coupons which were not presented by bondholders rather than returning them to certain bond issuers or escheating such funds to the State. The suit also alleges False Claims Act exposure for alleged fee overcharges and claims that the Bank improperly invested bond program funds.

     The amount of any ultimate exposure cannot be determined with certainty at this time. Based on the results of BAC's investigation to date and on the advice of counsel, BAC does not expect the final outcome of any threatened or filed suits to have a material adverse effect on its financial position. To the best of its knowledge, BAC has not been the subject of any criminal proceedings.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 30, 1997, BofA, a wholly-owned subsidiary of BAC, acquired 1,500,000 shares of BAMS' Class B Common Stock (Class B Common Stock is convertible into Class A Common Stock under certain conditions described in Item 5, below) in exchange for transferring to BAMS BofA's merchant processing business in Taiwan pursuant to a Taiwan Business and Hong Kong Administrative Office Acquisition Agreement between BofA and BAMS, a copy of which is incorporated by reference in Item 7.

Item 4.  PURPOSE OF TRANSACTION

     BofA acquired the 1,500,000 shares of BAMS' Class B Common Stock in consideration for the transfer to BAMS of BofA's merchant processing businesses in Taiwan. BofA currently does not have plans to acquire additional shares of BAMS' securities.

     BofA owns 100% of the outstanding Class B Common Stock of the Company, which represents beneficial ownership of approximately 66.6% of BAMS' Class A Common Stock as of September 30, 1997. Such ownership also represents 95.2% of the combined voting power of the Company's outstanding Class A and Class B Common Stock. BofA also has the ability to elect all of the members of the Board of Directors of BAMS and to exercise a controlling influence over the business and affairs of BAMS, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company (including capital expenditures), the incurrence of indebtedness by the Company, the issuance by the Company of any additional Common Stock or other securities and the payment of any dividends with respect to the Common Stock. The size of the Board of Directors is currently fixed at six. Two of the present members of the Board of Directors are independent of BankAmerica.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     BofA is the record owner of 32,400,000 shares of BAMS' Class B Common Stock, as of September 30, 1997. BofA's ownership of Class B Common Stock represents beneficial ownership of 66.6% shares. BofA has the power to vote, direct the vote, dispose and direct the disposition of its Class B Common Stock, and, if converted to Class A Common Stock as described below, of the Class A Common Stock. For marketing purposes, BAC may be deemed the beneficial owner of the shares owned by BofA.

     One share of Class B Common Stock is convertible into one share of Class A Common Stock under conditions set forth in the Amended and Restated Certificate of Incorporation of BA Merchant Services, Inc. (BAMS), on file with BAMS' Annual Report on Form 10-K. Generally, Class A Common Stock is convertible into Class B Common Stock prior to a tax-free spin-off: a) at any time, at the holder's option; b) automatically, for any shares retained by BAC or its subsidiaries after transfer of more than a 50% economic interest in the Common Stock in a single transaction to a person who is not an affiliate of BAC (Class B Transferee); c) automatically, upon transfer of a share to a person other than BAC or its subsidiaries or a Class B Transferee or its subsidiaries; d) automatically, if shares owned by BAC or its subsidiaries or a Class B Transferee or its subsidiaries in the aggregate constitute less than 30% of the economic ownership of the shares of Class A and Class B Common Stock combined. Shares transferred to BAC stockholders or to stockholders of a Class B Transferee in a tax-free spin-off do not convert upon the spin-off. After a tax-free spin-off, Class A shares automatically convert into Class B shares on the fifth anniversary of a tax-free spin-off, unless counsel opines that the conversion could adversely affect the ability to secure a tax-free ruling from the Internal Revenue Service, or the Service has adopted a non-ruling policy and the conversion could adversely affect the tax-free status of the distribution, in which case shareholders must approve the conversion (unless counsel opines that approval could adversely affect the tax-free status of the distribution).


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     a.   Asset Transfer Agreement Between BofA and BAMS: On December 31, 1996,
          ----------------------------------------------
          BofA transferred the assets and liabilities of the domestic business now known as BA Merchant Services, Inc. in exchange for 30,200,000 shares of Class B Common Stock pursuant to an Asset Transfer Agreement Between BofA and BAMS.

     b.   Asian Acquisition Agreement Between BofA and BAMS: On December 3,
          -------------------------------------------------
          1996, BofA entered into the agreement to transfer merchant processing businesses in Thailand and the Philippines to BAMS, in exchange for 150,000 shares of Class B Common Stock for the Thailand merchant processing business and 550,000 shares of Class B Common Stock for the Philippines merchant processing business.

     c.   First Amendment to Asian Acquisition Agreement: On September 30,
          ----------------------------------------------
          1997, BofA and BAMS amended the Asian Acquisition Agreement. The Amendment did not amend, modify or change the number of shares of common stock issued in exchange for the merchant processing businesses.

     d.   Taiwan Business and Hong Kong Administrative Office Acquisition
          ---------------------------------------------------------------
          Agreement Between BofA and BAMS: On September 30, 1997, BofA entered
          -------------------------------
          into the agreement to transfer merchant processing businesses in Taiwan to BAMS, in exchange for 1,500,000 shares of Class B Common Stock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1. Asset Transfer Agreement Between BofA and BAMS, dated December 3, 1996, incorporated by reference to Exhibit 10.8 to amendment 3 of BAMS' Form S-1, filed December 9, 1996, Commission file number 1-7377.

     2. Asian Acquisition Agreement Between BofA and BAMS, dated December 3, 1996, incorporated by reference to Exhibit 10.12 to BAMS' 1996 Annual Report on Form 10-K, filed March 28, 1997, Commission file number 1-7377.

     3. First Amendment to Asian Acquisition Agreement, dated September 30, 1997, incorporated by reference to Exhibit 3 to BAMS' Schedule 13D reporting the acquisition of 150,000 shares of Class B Common Stock for the Thailand merchant processing business and 550,000 shares of Class B Common Stock in exchange for the Philippines merchant processing business, filed concurrently herewith, Commission file number 1-7377.

     4. Taiwan Business and Hong Kong Administrative Office Acquisition Agreement Between BofA and BAMS, dated September 30, 1997, incorporated by reference to Exhibit 4 to BAMS' Schedule 13D reporting the acquisition of 150,000 shares of Class B Common Stock for the Thailand merchant processing business and 550,000 shares of Class B Common Stock in exchange for the Philippines merchant processing business, filed concurrently herewith, Commission file number 1-7377.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     BANKAMERICA CORPORATION

                                     BANK OF AMERICA NATIONAL TRUST
                                     & SAVINGS ASSOCIATION


October 17, 1997                     By: /s/ R. SCOTT MCMILLEN
                                        -----------------------------
                                     Name:   R. Scott McMillen
                                     Title:  Senior Counsel
                                             Bank of America National Trust
                                              & Savings Association

                                  SCHEDULE A

                            BankAmerica Corporation
                  Director and Executive Officers Information

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk). Each such person is a citizen of the United States.

* Joseph F.     1955 North Surveyor Ave.    Chairman of the Board and CEO
  Alibrandi     Simi Valley, CA  93063      Whittaker Corporation
                                            Simi Valley, CA
                                            (principal business: aerospace manufacturing)

* Peter B.      270 Lafayette Circle         Chairman of the Board and
  Bedford       Lafayette, CA  94549         Chief Executive Officer
                                             Bedford Property Investors, Inc.
                                             Lafayette, CA
                                             (principal business: real estate investment trust)

  Kathleen J.   555 California Street        Vice Chairman and Personnel Relations Officer
  Burke         40th Floor                   Bank of America NT&SA
                                             San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Richard A.    123 Mission St., Room H17F   Retired Chairman of the Board and
  Clarke        San Francisco, CA  94106     Chief Executive Officer
                                             Pacific Gas & Electric Company
                                             San Francisco, CA
                                             (principal business: gas and electric utility)

* David A.      555 California Street        Chairman of the Board, President
  Coulter       40th Floor                   and Chief Executive Officer
                San Francisco, CA  94104     Bank of America NT&SA
                                             San Francisco, CA
                                             (principal business: banking and finance)

* Timm F.       c/o Hallmark Cards, Inc.     Retired Chairman
  Crull         1024 E. Balboa Blvd.         Nestle USA, Inc.
                Newport Beach, CA  92661     Glendale, CA
                                             (principal business: food and related products
                                             processing)

* Kathleen      147 Clifton Street           President
  Feldstein     Belmont, MA  02178           Economics Studies, Inc.
                                             Belmont, MA
                                             (principal business: economics consulting)


* Donald E.     Pacific Telesis Center       Chairman Emeritus
  Guinn         130 Kearny St., Room 3704    Pacific Telesis Group
                San Francisco, CA  94108     San Francisco, CA
                                             (principal business: telecommunications)

* Frank L.      2726 Shelter Island Dr.      Consulting Architect
  Hope          Suite 250                    San Diego, CA
                San Diego, CA  92106         (principal business: architecture)

  H. Eugene     555 California Street        President, Global Retail Bank
  Lockhart      40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Walter E.     Office of the President      President
  Massey        830 Westview Drive., S.W.    Morehouse College
                Atlanta, GA  30314           Atlanta, GA
                                             (principal business: education)

  Jack L.       555 California Street        Vice Chairman
  Meyers        40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

  Michael J.    555 California Street        President, Global Wholesale Bank
  Murray        40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

  Michael E.    555 California Street        Vice Chairman and
  O'Neill       40th Floor                   Chief Financial Officer
                San Francisco, CA  94104     Bank of America NT&SA
                                             San Francisco, CA
                                             (principal business: banking and finance)

* John M.       227 West Monroe Street       Of Counsel to the law firm of Wachtell, Lipton,
  Richman       Suite 4825                   Rosen & Katz
                Chicago, IL  60606           Chicago, IL
                                             (principal business: law)

* Richard M.    555 California Street        Retired Chairman and Chief Executive Officer
  Rosenberg     5th Floor                    Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* A. Michael    Memorial Way, Room 140       Dean of Graduate School of Business
   Spence       Stanford, CA  94305          Stanford University
                                             Stanford, CA
                                             (principal business: education)


  Martin A.     555 California Street        Vice Chairman
  Stein         40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Solomon D.    1801 California Street       President and Chief Executive Officer
  Trujillo      52nd Floor                   US West Communications Group
                Denver, CO  80202            Denver, CO
                                             (principal business: communication)

                                  SCHEDULE B

            Bank of America National Trust and Savings Association
                  Director and Executive Officers Information

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Bank of America National Trust and Savings Association (directors are indicated by asterisk). Each such person is a citizen of the United States.




* Joseph F.     1955 North Surveyor Ave.     Chairman of the Board and CEO
  Alibrandi     Simi Valley, CA  93063       Whittaker Corporation
                                             Simi Valley, CA
                                             (principal business: aerospace manufacturing)

* Peter B.      270 Lafayette Circle         Chairman of the Board and
  Bedford       Lafayette, CA  94549         Chief Executive Officer
                                             Bedford Property Investors, Inc.
                                             Lafayette, CA
                                             (principal business: real estate investment trust)

  Kathleen J.   555 California Street        Vice Chairman
  Burke         40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Richard A.    123 Mission St., Room H17F   Retired Chairman of the Board and
  Clarke        San Francisco, CA  94106     Chief Executive Officer
                                             Pacific Gas & Electric Company
                                             San Francisco, CA
                                             (principal business: gas and electric utility)

* David A.      555 California Street        Chairman of the Board, President
  Coulter       40th Floor                   and Chief Executive Officer
                San Francisco, CA  94104     Bank of America NT&SA
                                             San Francisco, CA
                                             (principal business: banking and finance)

* Timm F.       c/o Hallmark Cards, Inc.     Retired Chairman
  Crull         1024 E. Balboa Blvd.         Nestle USA, Inc.
                Newport Beach, CA  92661     Glendale, CA
                                             (principal business: food and related products
                                             processing)

* Kathleen      147 Clifton Street           President
  Feldstein     Belmont, MA  02178           Economics Studies, Inc.
                                             Belmont, MA
                                             (principal business: economics consulting)

* Donald E.     Pacific Telesis Center       Chairman Emeritus
  Guinn         130 Kearny St., Room 3704    Pacific Telesis Group
                San Francisco, CA  94108     San Francisco, CA
                                             (principal business: telecommunications)

* Frank L.      2726 Shelter Island Dr.      Consulting Architect
  Hope          Suite 250                    San Diego, CA
                San Diego, CA  92106         (principal business: architecture)

  H. Eugene     555 California Street        President, Global Retail Bank
  Lockhart      40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Walter E.     Office of the President      President
  Massey        830 Westview Drive., S.W.    Morehouse College
                Atlanta, GA  30314           Atlanta, GA
                                             (principal business: education)

  Jack L.       555 California Street        Vice Chairman
  Meyers        40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

  Michael J.    555 California Street        President, Global Wholesale Bank
  Murray        40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

  Michael E.    555 California Street        Vice Chairman, Cashier and
  O'Neill       40th Floor                   Chief Financial Officer
                San Francisco, CA  94104     Bank of America NT&SA
                                             San Francisco, CA
                                             (principal business: banking and finance)

* John M.       227 West Monroe Street       Of Counsel to the law firm of Wachtell, Lipton,
  Richman       Suite 4825                   Rosen & Katz
                Chicago, IL  60606           Chicago, IL
                                             (principal business: law)

* Richard M.    555 California Street        Retired Chairman and Chief Executive Officer
  Rosenberg     5th Floor                    Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* A. Michael    Memorial Way, Room 140       Dean of Graduate School of Business
  Spence        Stanford, CA  94305          Stanford University
                                             Stanford, CA
                                             (principal business: education)


  Martin A.     555 California Street        Vice Chairman
  Stein         40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Solomon D.    1801 California Street       President and Chief Executive Officer
  Trujillo      52nd Floor                   US West Communications Group
                Denver, CO  80202            Denver, CO
                                             (principal business: communication)


                                       3